Exhibit 99.1

Jeffs’ Brands: KeepZone AI Signs Exclusive Distribution Agreement, Expanding Homeland Security Portfolio

Tel Aviv, Israel, Dec. 15, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, which recently began expanding into the global homeland security sector through advanced AI-driven solutions, today announced that its wholly owned subsidiary, KeepZone AI Inc., (“KeepZone”), has signed an exclusive distribution agreement with Zorronet Ltd. (“Zorronet”), an innovative Israeli deep-tech company specializing in autonomous AI-driven security platform, which is a subsidiary of Water.io,and is majority-owned by Star 26 Capital Inc., which is subject to a pending acquisition by Nukkleus Inc. (Nasdaq: NUKK).

The purpose of this strategic partnership is to enhance KeepZone’s security solutions portfolio by integrating Zorronet’s advanced technology, creating comprehensive, multi-layered capabilities for threat detection, monitoring, and response. Combined with KeepZone’s recent distribution agreement for Scanary Ltd.’s (“Scanary”) frictionless AI-radar threat detection systems, this addition enables a more robust, end-to-end security ecosystem that delivers seamless proactive mitigation with minimal human intervention.

Under the agreement, KeepZone has been granted exclusive distribution rights for Zorronet’s innovative Unmanned Robotic Control Room solution for stadiums in Mexico and Israel for an initial 12-month period, with the potential for automatic extension upon achieving agreed performance targets. Non-exclusive rights will apply to Spain and the United States.

Zorronet’s technology provides an AI-based autonomous Security Operations Center (“SOC”) for physical environments, enabling real-time monitoring and threat response with minimal human intervention. The system integrates sensors, cameras, drones, Internet of Things (“IoT”) devices, and robotics to detect intruders, crimes, emergencies, or suspicious activities. It excels in crowdsourcing rapid responses by instantly notifying relevant stakeholders- such as security forces, communities, residents, or authorities—of any potential threats via mobile devices.

This solution is particularly suited for high-security applications, including critical infrastructure protection, transportation, public venues, agricultural and construction sites, and scenarios requiring proactive threat mitigation in large-scale or remote environments.

“We believe this agreement marks an exciting expansion of our homeland security offerings,” said Alon Dayan, Chief Executive Officer of KeepZone. “By combining Zorronet’s autonomous control room with our offered technologies, we’re delivering truly comprehensive solutions that address the full spectrum of modern security challenges.”

The strategic partnership builds on KeepZone’s recent momentum, following its distribution agreement with Scanary for frictionless AI-radar threat detection systems.

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company with e-commerce activities operating on the Amazon Marketplace and has recently expanded into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc. Following the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing its belief that the strategic partnership with Zorronet will expand and enhance KeepZone’s security solutions portfolio, strengthen its end-to-end security capabilities, enable broader market penetration in the homeland security sector, and support the delivery of comprehensive, AI-driven threat detection and mitigation solutions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com